

August 9, 2010

Mr. Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

> **Re: Merriman Curhan Ford Group, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-15831**

Dear Mr. Coleman:

We have read your supplemental response letter dated July 26, 2010, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Note 10. Sale of a Component of and Entity, page 82

1. We note your response to prior comment 4. Please further describe the compensation arrangement for services provided to ICD. Specifically, tell us what factors are included in the "level of services" provided that influenced the amount of the fee received and further describe how you determined that you had the risks and rewards of a principal in the ICD transactions. In this regard, please clarify whether you or ICD assumed the risks or rewards related to pricing, customer acceptance of services provided, and credit risk related to customer payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

      Sincerely,

      Linda van Doorn
      Senior Assistant Chief Accountant